SD 3/7/05

SECURITIES AND EXCHANGE COMMISSION
W

05036555

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH., D.C.

SEC FILE NUMBER
8- 33202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crowley Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3201-B Millcreek Road
(No. and Street)

Wilmington, DE (City) (State) 19808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Crowley 302-994-4700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Belfint, Lyons & Shuman, P.A.
(Name – *if individual, state last, first, middle name*)

1011 Centre Road, Suite 310 (Address) Wilmington (City) Delaware (State) 19805 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Crowley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crowley Securities, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Partner

Title

Notary Public

CATHERINE C. CROWLEY
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires April 6, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWLEY SECURITIES

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

BELFINT

LYONS &

SHUMAN

CERTIFIED PUBLIC ACCOUNTANTS

CROWLEY SECURITIES
TABLE OF CONTENTS
DECEMBER 31, 2004

	Page No.
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations and Comprehensive Loss	3
Statement of Changes in Partner's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Independent Auditors' Report on Supplementary Information	8
Schedule of Computation of Net Capital Pursuant to Rule 15C3-1	9

Independent Auditors' Report

BELFINT LYONS & SHUMAN

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

1011 CENTRE ROAD
SUITE 310
WILMINGTON,
DE 19805
T: 302.225.0600
F: 302.225.0625
WWW.BELFINT.COM

To the Partners
Crowley Securities

We have audited the accompanying statement of financial condition of Crowley Securities as of December 31, 2004, and the related statements of operations and comprehensive loss, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crowley Securities as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Belfint, Lyons + Shuman

January 18, 2005
Wilmington, Delaware

CROWLEY SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS		
CURRENT ASSETS		
Cash	$	10,040
Commissions Receivable		99
TOTAL ASSETS	$	10,139
PARTNERS' CAPITAL		
Partners' Capital	$	10,139

The accompanying notes are an integral part of these financial statements.

CROWLEY SECURITIES
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commission Income	$ 679
Concession Income - Other	117
Interest Income	54
TOTAL REVENUE	850
EXPENSE	
Management Fees	900
NET LOSS FROM OPERATIONS	(50)
Loss on Impairment of Securities	(3,300)
NET LOSS	(3,350)
OTHER COMPREHENSIVE INCOME	
Reclassification Gain	3,300
COMPREHENSIVE LOSS	$ (50)

The accompanying notes are an integral part of these financial statements.

CROWLEY SECURITIES
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2004

	Partners' Capital	Accumulated Other Comprehensive Loss	Total Partners' Capital
BEGINNING BALANCE - January 1, 2004	$ 13,489	$ (3,300)	$ 10,189
Net Income (Loss)	(3,350)	3,300	(50)
ENDING BALANCE - December 31, 2004	$ 10,139	$ -	$ 10,139

The accompanying notes are an integral part of these financial statements.

CROWLEY SECURITIES
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(3,350)
Adjustments to Reconcile Net Loss to Net Cash		
From Operating Activities		
Increase in Commissions Receivable		39
Loss on Impairment of Securities		3,300
NET CASH FROM OPERATING ACTIVITIES		(11)
CASH BALANCE - January 1, 2004		10,051
CASH BALANCE - December 31, 2004	$	10,040

See accompanying notes.

CROWLEY SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1: GENERAL

The entity operates as a Partnership established for the specific purpose of providing services as a securities broker/dealer to the Mid-Atlantic Region from its sole location in Wilmington, Delaware.

In order to conduct business as a securities broker/dealer, SEC Rule 15C3-1 requires the maintenance of a minimum capital balance of $5,000 for broker/dealers that do not hold funds or securities for, or owe money or securities to, customers, and do not carry accounts of, or for customers.

All customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore, the entity claims an exemption from SEC Rule 15C3-3 under Section k(2)(ii).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Commission and concession income are generally recognized on a trade date basis. Commissions and concessions are collected directly from the gross proceeds of securities sold on the trade date.

Cash Equivalents – For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions Receivable – The Partnership carries its commissions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its commissions receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its analysis of the aged receivables. The Partnership does not accrue interest on any outstanding balance and may eventually write off a doubtful account as uncollectible when collections efforts fail over a period of time. The allowance for doubtful accounts was $0 as of December 31, 2004.

Investments – The Partnership carries its securities held for sale at fair market value. Realized gains and losses are reported on the statement of operations and are derived from the proceeds of the security at the trade date less the cost basis of the security at the acquisition date. Unrealized gains and losses are reported on the statement of comprehensive income and are classified as accumulated comprehensive income under the partners' capital section of the statement of financial condition.

Income Taxes – The Partnership is not a taxpaying entity for federal and state income taxes purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual income tax returns in accordance with their ownership percentages.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Use of Estimates In the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 3: RELATED PARTY TRANSACTIONS

During the current year the Partnership paid management fees to the Crowley Financial Group in the amount of $900. Frederick J. Crowley and Robert A. Crowley, officers and shareholders of the Crowley Financial Group, are also the general partners of Crowley Securities.

NOTE 4: MAJOR CUSTOMER

The Partnership derived a substantial portion of its revenue from a single customer.

NOTE 5: MARKETABLE SECURITIES

The Partnership has invested in a warrant of a publicly traded company. The fair market value of the warrant is measured by the excess of the fair market value of the underlying stock over its exercise price, the partners have determined this investment to be impaired.

	Fair Market Value	Cost Basis	Impairment Loss
Warrants in NASDAQ Stock Market	$ -	$ 3,300	$ (3,300)

These warrants expire on June 27, 2006.

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

BL &S
BELFINT LYONS & SHUMAN
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
1011 CENTRE ROAD
SUITE 310
WILMINGTON,
DE 19805
T: 302.225.0600
F: 302.225.0625
WWW.BELFINT.COM

The Partners
Crowley Securities

We have examined the accompanying financial statements of Crowley Securities as of and for the year December 31, 2004, and have issued our report thereon dated January 18, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Belfint, Lyons & Shuman

January 18, 2005
Wilmington, Delaware

CROWLEY SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
YEAR ENDED DECEMBER 31, 2004

NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$	10,139
DEDUCT:		
Haircuts (9%) on Marketable Securities		-
NET CAPITAL	$	10,139
AGGREGATE INDEBTEDNESS	$	-

NOTE: There was no difference from the Partnership's computation; therefore, no reconciliation has been prepared.

BARRY A. CROZIER, CPA • DANIEL J. PROTOKOWICZ, CPA • MICHAEL D. WOLLASTON, CPA • PETER J. WINNINGTON, CPA
MICHAEL T. FRENCH, CPA • PATRICIA F. GENZEL, CPA • JORDON ROSEN, CPA • KAMINI D. PATEL, CPA
RICHARD E. WORTMANN, CPA • GREGORY J. SARNECKI, CPA • KENNETH W. STEWART, CPA
STEPHEN D. RITCHIE, CPA • DONNA L. MCCLINTOCK, CPA • JEFFREY A. ELWELL, CPA

BL &S
BELFINT LYONS & SHUMAN

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

1011 CENTRE ROAD
SUITE 310
WILMINGTON,
DE 19805
T: 302.225.0600
F: 302.225.0625
WWW.BELFINT.COM

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

January 18, 2005

Crowley Securities
3201-B Millcreek Road
Wilmington, DE 19808

To the Partners:

In planning and performing our audit of the financial statements and supplemental schedules of Crowley Securities (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Belfint, Lyons & Shuman

Belfint, Lyons & Shuman, P.A.
Wilmington, DE 19805
January 18, 2005